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                                                                 Exhibit (a)(17)

January 18, 2002

Acceptance of Options Tendered for Exchange in accordance with the amended and restated Offer to Exchange dated January 8, 2002

In connection with Airspan Networks Inc.'s Offer to Exchange as amended, we have received your completed and signed signature page to the Acceptance Letter.

We are pleased to advise you that Airspan Networks Inc. hereby accepts your tendered options. If you continue to meet the eligibility requirements as specified in the Offer to Exchange, Airspan Networks Inc. will issue new options to you in accordance with the Offer to Exchange on July 19, 2002.

Barbara Sheard
Director, Human Resources